March 4, 2011
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ms. Cecelia Blye Chief Office of Global Security Risk

Re:	Woori Finance Holdings Co., Ltd. Annual Report on Form 20-F
Dear Ms. Blye:
     Reference is made to your letter dated January 14, 2011 (the “Comment Letter”) addressed to Woori Finance Holdings Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on June 25, 2010. The Comment Letter specified that a response was to be provided within ten business days or, alternatively, that the Company inform the Staff of when it will provide a response. The Company, through its outside counsel, previously informed the Staff that it will provide a response by no later than March 4, 2011.
     In order to respond more fully to the Comment Letter, the Company would be grateful for the opportunity to gather additional facts and to engage in a more detailed review thereof. The Company believes that it will be able to provide its responses to the Staff by no later than March 21, 2011. Accordingly, we would be grateful if the Staff would allow the Company to respond to the Comment Letter by March 21, 2011.

Mr. Cecilia Blye
Securities and Exchange Commission, p. 2
     If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the Company’s Investor Relations Department, to the attention of Woo Seok Seong at +822-2125-2110 (fax: +822-2125-2293), or the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton (Hong Kong), to the attention of Yong G. Lee at +852-2532-3707 (fax: +852-2160-1001).

Sincerely,
/s/ Woo Seok Seong
Woo Seok Seong
General Manager, Investor Relations Department

cc:	Todd Schiffman Assistant Director Division of Corporation Finance

Pradip Bhaumik Special Counsel Office of Global Security Risk

Yong G. Lee Partner Cleary Gottlieb Steen & Hamilton (Hong Kong)